United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Caesarstone Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M 20598 104

(CUSIP Number)

Mr. Dori Brown

4 Berkowitz Street

Museum Tower, 11th Floor

Tel Aviv, Israel 64238

972 3 609 3525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 20598 104	13D	Page 1 of 8 Pages

1	Names of Reporting Persons Tene Growth Capital III (G.P.) Company Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,766,326
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,326,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,766,326
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.2%
14	Type of Reporting Person CO

CUSIP No. M 20598 104	13D	Page 2 of 8 Pages

1	Names of Reporting Persons Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,766,326
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,326,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,766,326
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.2%
14	Type of Reporting Person PN

CUSIP No. M 20598 104	13D	Page 3 of 8 Pages

1	Names of Reporting Persons Tene Investments in Projects 2016 Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,766,326
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,326,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,766,326
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.2%
14	Type of Reporting Person PN

CUSIP No. M 20598 104	13D	Page 4 of 8 Pages

1	Names of Reporting Persons Dr. Ariel Halperin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,766,326
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,326,326

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,766,326
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.2%
14	Type of Reporting Person IN

CUSIP No. M 20598 104	13D	Page 5 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed by Tene Growth Capital III (G.P.) Company Ltd.; Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership; Tene Investments in Projects 2016 Limited Partnership (the “Record Holder”); and Dr. Ariel Halperin (“Dr. Halperin” and, together with the Record Holder, the “Reporting Persons”), with the United States Securities and Exchange Commission (the “SEC”) on September 13, 2016 (the “Schedule 13D”), relating to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Ltd., an Israeli corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The funds used for the purchase of the Ordinary Shares by the Record Holder in the transaction described in Item 5(c) below were derived from capital contributions from its limited partners.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the first two paragraphs thereof and replacing them with the following:

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intends to acquire additional securities of the Issuer in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

CUSIP No. M 20598 104	13D	Page 6 of 8 Pages

Item 4 of the Schedule 13D is hereby further amended by adding the following information at the end thereof:

Amendment to the Term Sheet

On May 13, 2018 the Record Holder and Sdot Yam, Agricultural Cooperative Society Ltd. (“Sdot Yam”) entered into an amendment to the term sheet dated September 5, 2016 (the “Term Sheet”) between the Record Holder and Sdot Yam, pursuant to which the parties agreed that any new shares purchased by the Record Holder shall not be subject to Sdot Yam’s existing tag-along right.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a)  –  (b)

The following sets forth, as of the date hereof, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof based on 34,338,960 Ordinary Shares outstanding as of December 31, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tene Growth Capital III (G.P.) Company Ltd.	12,766,326	37.2%	0	12,766,326	0	4,326,326
Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership	12,766,326	37.2%	0	12,766,326	0	4,326,326
Tene Investments in Projects 2016 Limited Partnership	12,766,326	37.2%	0	12,766,326	0	4,326,326
Dr. Ariel Halperin	12,766,326	37.2%	0	12,766,326	0	4,326,326

The Record Holder holds 2,326,326 Ordinary Shares of record and, pursuant to the call option granted to the Record Holder by Sdot Yam pursuant to the Term Sheet, has the right to acquire an additional 2,000,000 Ordinary Shares. Pursuant to the Shareholders’ Agreement, the Record Holder also shares the right to direct the voting of 10,440,000 Ordinary Shares beneficially owned by Sdot Yam.

CUSIP No. M 20598 104	13D	Page 7 of 8 Pages

Dr. Halperin is the sole director of Tene III and the major shareholder of Tene III and Tene III Projects. Tene III is the general partner of Tene III Projects, which is the general partner of the Record Holder. As such, each of them may be deemed to share beneficial ownership of the Ordinary Shares held of record by the Record Holder. Each such entity or person disclaims any such beneficial ownership.

Item 5(c) of the Statement is amended and supplemented by inserting the following information:

During the past sixty days, the Record Holder acquired 1,326,326 Ordinary Shares in a series of transactions at prices ranging from $12.50 to $14.65 per share in open market transactions. Details by date, listing the number of Ordinary Shares acquired and the weighted average price per share for these transactions are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares acquired at each separate price for this transaction.

Date	Ordinary Shares Acquired	Weighted Average Price per Ordinary Share
May 11, 2018	330,000	$12.9281
May 14, 2018	238,148	$13.3297
May 15, 2018	198,783	$13.6378
May 16, 2018	559,395	$14.4903

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past sixty days.

(d) None.

(e) Not Applicable.

CUSIP No. M 20598 104	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2018

Tene Growth Capital III (G.P.) Company Ltd.

By:/s/ Ariel Halperin
By:/s/ Dori Brown

Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By:/s/ Ariel Halperin
By:/s/ Dori Brown

Tene Investments in Projects 2016 Limited Partnership, by its general partner, Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By:/s/ Ariel Halperin
By:/s/ Dori Brown

Dr. Ariel Halperin

By:/s/ Ariel Halperin